Exhibit 99.1

Chord Energy and Enerplus Complete Combination, Creating Premier Williston-Focused E&P Company

Houston, Texas — May 31, 2024 — Chord Energy Corporation (NASDAQ: CHRD) (“Chord”, “Chord Energy” or the “Company”) and Enerplus Corporation (TSX: ERF) (NYSE: ERF) (“Enerplus”) announced today the completion of their previously announced business combination (the “Arrangement”). The Arrangement was approved by Chord and Enerplus shareholders on May 14, 2024 and May 24, 2024, respectively, and received the approval of the Court of King’s Bench of Alberta on May 28, 2024.

“We are excited to complete the combination with Enerplus, creating a premier Williston Basin operator with enhanced scale, significant low-cost inventory, financial strength, and peer-leading shareholder returns,” said Danny Brown, Chord Energy’s President and Chief Executive Officer. “We are extremely grateful for the hard work, dedication, and positive attitude of both the Chord and Enerplus teams, who have been working diligently to help us realize the full potential of this combination. We are leveraging best practices from both companies to create a stronger, more efficient organization and, at this point, see over $200MM of annual synergies vs. our original estimate of $150MM.”

Danny Brown continued, “Chord will continue to benefit its stakeholders, including the communities in North Dakota, Montana and the Fort Berthold Indian Reservation. Simultaneously, we will remain focused on maximizing shareholder value through our core operating philosophy, which emphasizes capital discipline and the generation of sustainable free cash flow. The combination with Enerplus is expected to improve Chord’s capital efficiency and lead to a positive rate of change related to enhanced returns and shareholder value creation.”

Governance and Leadership

Effective with the closing of the Arrangement, the Board of Directors of Chord increased to 11 members, including 7 members from Chord and 4 members from Enerplus as follows:

•	Susan Cunningham, Board Chair

•	Daniel Brown, President & CEO

•	Samantha Holroyd, Safety & Sustainability Committee Chair

•	Jeffrey Sheets, Audit & Reserves Committee Chair

•	Anne Taylor, Compensation & Human Resources Committee Chair

•	Marguerite Woung-Chapman, Nominating & Governance Committee Chair

•	Douglas Brooks

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•	Ian Dundas

•	Hilary Foulkes

•	Kevin McCarthy

•	Ward Polzin

Chord’s executive management team will continue in their current capacities and includes:

•	Daniel Brown, President & CEO

•	Michael Lou, Chief Strategy Officer & Chief Commercial Officer

•	Darrin Henke, Chief Operating Officer

•	Shannon Kinney, Chief Administrative Officer, General Counsel & Corporate Secretary

•	Richard Robuck, Chief Financial Officer

For more information on Chord’s Board of Directors and management team, please visit the Company’s website at http://www.chordenergy.com/our-company/.

Share Exchange and Enerplus Additional Dividend

Pursuant to the Arrangement Agreement, by and among Chord, Enerplus and Spark Acquisition ULC, dated February 21, 2024, at closing each common share of Enerplus was exchanged for 0.10125 shares of Chord common stock and $1.84 in cash. As a result, Chord issued approximately 20.7 million shares of common stock in the Arrangement, which shares are listed for trading on NASDAQ. With the completion of the Arrangement, as of today, Enerplus common shares will no longer be listed for trading on the New York Stock Exchange and are expected to be de-listed from the Toronto Stock Exchange after market close on June 3, 2024.

As permitted in the Arrangement Agreement, the board of directors of Enerplus declared an additional dividend on May 23, 2024 of $0.232675 per common share of Enerplus that is payable on June 4, 2024 to Enerplus shareholders of record as of May 30, 2024.

Updated 2024 Outlook

The following tables provide select operational and financial guidance for 2Q24 and 2H24, respectively, to reflect the completion of the combination with Enerplus. Both Chord and Enerplus FY24 standalone liquids and capital guidance is unchanged from the outlooks issued in early May. Natural gas volumes were adjusted to reflect price related curtailments in the Marcellus basin. The guidance included below is not intended to represent actual results and remains subject to the completion of accounting, financial close and reporting processes, including but not limited to conforming Enerplus accounting policies to Chord.

2Q24
Metric	Enerplus (Standalone)[1]	Chord (Standalone)[2]	Chord (Proforma)[3]	Chord (Combined)[4]
Oil volumes (MBopd)	51.7 – 54.7	97.5 – 100.5	149.2 – 155.2	115.6 – 118.6
NGL volumes (MBblpd)	11.3 – 12.3	34.0 – 35.0	45.3 – 47.3	37.9 – 38.9
Natural gas volumes (MMcfpd)	184.0 – 190.0	219.0 – 225.0	403.0 – 415.0	280.6 – 286.6
Total volumes (MBoepd)	93.7 – 98.7	168.0 – 173.0	261.7 – 271.7	199.5 – 206.1
E&P & Other CapEx ($MM)	$180 – $200	$275 – $295	$455 – $495	$335 – $355

(1)	Represents Enerplus standalone for the three months ended June 30, 2024.

(2)	Represents Chord standalone for the three months ended June 30, 2024.

(3)	Represents proforma Enerplus plus Chord for the three months ended June 30, 2024, without closing date adjustments.

(4)	Represents Chord combined for the quarter ended June 30, 2024, including closing date adjustments. Includes Enerplus for the month ended June 30, 2024 and Chord for the three months ended June 30, 2024.

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2H24
Metric	Chord (Combined)[1]
Oil volumes (MBopd)	152.3 – 156.8
NGL volumes (MBblpd)	45.4 – 46.8
Natural gas volumes (MMcfpd)	408.0 – 418.0
Total volumes (MBoepd)	265.7 – 273.2
E&P & Other CapEx ($MM)	$599 – $639

(1)	Represents Chord combined for the 2H24 period after the closing date of the Arrangement.

Pro forma for the combination with Enerplus, Chord expects to turn-in-line (“TIL”) 163 to 193 gross operated wells (~75% working interest) in FY24, including 62 to 73 gross operated TILs in 2Q24. Due to the program acceleration discussed with Chord’s May 7, 2024 earnings release, Chord’s 3Q24 volumes are expected to increase from proforma 2Q24 volumes, while 4Q24 volumes are expected to decline from 3Q24. Chord’s 3Q24 capital is expected to decrease from proforma 2Q24, and 4Q24 capital is expected to decline further from 3Q24. Chord expects to provide full 3Q24 and updated FY24 guidance with its 2Q24 earnings release in August 2024.

Integration Update

Chord anticipates over $200MM of annual synergies, representing an increase of $50MM from its initial synergy target at announcement of up to $150MM per year. Chord and Enerplus continues to make meaningful progress on integration by identifying opportunities to leverage best practices that are expected to result in a stronger, more efficient organization. The Chord and Enerplus teams successfully came together shortly after the Arrangement was announced to begin integration efforts by sharing knowledge, focusing on areas of continuous improvement and leveraging the deep technical expertise in the Williston Basin from each organization. Now that Chord and Enerplus have completed the Arrangement, the teams are working together in a single organization and continue to pursue additional synergy opportunities.

Credit Agreement Update

In connection with the closing of the Arrangement, Chord entered into an amendment to its amended and restated credit agreement on May 31, 2024, which increased the borrowing base to $3B and the aggregate amount of elected commitments to $1.5B.

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About Chord Energy

Chord Energy Corporation is an independent exploration and production company with quality and sustainable long-lived assets in the Williston Basin. The Company is uniquely positioned with a best-in-class balance sheet and is focused on rigorous capital discipline and generating free cash flow by operating efficiently, safely and responsibly to develop its unconventional onshore oil-rich resources in the continental United States. For more information, please visit the Company’s website at www.chordenergy.com.

Forward-Looking Statements and Cautionary Statements

Certain statements in this press release concerning the Arrangement, including any statements regarding the results, effects, benefits and synergies of the Arrangement, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Chord’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include, but are not limited to, statements regarding Chord’s plans and expectations with respect to the Arrangement and the anticipated impact of the Arrangement on the combined company’s results of operations, financial position, growth opportunities and competitive position, including strategies and plans and integration. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the Arrangement; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Chord and Enerplus; the effects of the business combination of Chord and Enerplus, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the consummation of the Arrangement. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company’s operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in the definitive proxy statement filed by Chord on April 9, 2024, Chord’s Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent Quarterly Reports on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available from Chord’s website at www.chordenergy.com under the “Investors” tab, and in other documents Chord files with the SEC and in the information circular and proxy statement filed by Enerplus on April 25, 2024 and Enerplus’ annual information form for the year ended December 31, 2023, which are on file with the SEC and on SEDAR+ and available from Enerplus’ website at www.enerplus.com under the “Investors” tab, and in other documents Enerplus files with the SEC or on SEDAR+.

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All forward-looking statements speak only as of the date they are made and are based on information available at that time. Chord undertakes no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Contact:

Chord Energy Corporation
Bob Bakanauskas, Managing Director, Investor Relations
(281) 404-9600
ir@chordenergy.com

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